Exhibit 99.1

Universe Pharmaceuticals INC Receives Nasdaq Notification Regarding Minimum Bid Price Deficiency

Ji’an, Jiangxi, China, July 19, 2022 (GLOBE NEWSWIRE) -- Universe Pharmaceuticals INC (the “Company”) (Nasdaq: UPC), a pharmaceutical producer and distributor in China, today announced that the Company received a written notification (the “Notification Letter”) from the Nasdaq Stock Market LLC (“Nasdaq”) on July 15, 2022, notifying the Company that it is not in compliance with the minimum bid price requirement set forth in the Nasdaq Listing Rules for continued listing on the Nasdaq.

Nasdaq Listing Rule 5450(a)(1) requires listed securities to maintain a minimum bid price of US$1.00 per share, and Nasdaq Listing Rule 5810(c)(3)(A) provides that a failure to meet the minimum bid price requirement exists if the deficiency continues for a period of 30 consecutive business days. Based on the closing bid price of the Company’s ordinary shares for the 30 consecutive business days from June 1, 2022 to July 14, 2022, the Company no longer meets the minimum bid price requirement.

The Notification Letter does not impact the Company’s listing on the Nasdaq Global Market at this time. In accordance with Nasdaq Listing Rule 5810(c)(3)(A), the Company has been provided 180 calendar days, or until January 11, 2023, to regain compliance with Nasdaq Listing Rule 5450(a)(1). To regain compliance, the Company’s ordinary shares must have a closing bid price of at least US$1.00 for a minimum of 10 consecutive business days. In the event the Company does not regain compliance by January 11, 2023, the Company may be eligible for additional time to regain compliance or may face delisting.

The Company’s business operations are not affected by the receipt of the Notification Letter. The Company intends to monitor the closing bid price of its ordinary shares and may, if appropriate, consider implementing available options, including, but not limited to, implementing a reverse share split of its outstanding ordinary shares, to regain compliance with the minimum bid price requirement under the Nasdaq Listing Rules.

About Universe Pharmaceuticals INC

Universe Pharmaceuticals INC, headquartered in Ji’an, Jiangxi, China, is a pharmaceutical producer and distributor in China. The Company specializes in the manufacturing, marketing, sales and distribution of traditional Chinese medicine derivatives products targeting the elderly with the goal of addressing their physical conditions in the aging process and to promote their general well-being. The Company also distributes and sells biomedical drugs, medical instruments, Traditional Chinese Medicine Pieces, and dietary supplements manufactured by third-party pharmaceutical companies. Currently, the Company’s products are sold in 30 provinces of China. For more information, visit the Company’s website at http://www.universe-pharmacy.com/.

Forward-Looking Statements

All statements other than statements of historical fact in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and in its other filings with the U.S. Securities and Exchange Commission.

For more information, please contact:

Ascent Investor Relations LLC

Tina Xiao

President
Phone: 917-609-0333

Email: tina.xiao@ascent-ir.com